December 27, 2007

Nippon Yusen Kabushiki Kaisha

SUPPL

NYK Develops New Fuel-Efficient Governor To Be Fully Deployed on 9 NYK Ships

NYK affiliate companies, Monohakobi Technology Institute (MTI; head office: Chiyoda-ku, Tokyo; president: Yutaka Yasunaga) and Nabtesco Corporation (headquarters: Minato-ku, Tokyo; President & CEO: Kazuyuki Matsumoto), have developed a new control device, called a governor*, that is expected to be effective in fuel savings and in reducing the burden on the main engine.

Development Background

Conventional governors frequently adjust the fuel injection volume to maintain consistency in the number of rotations of the main engine. They do this by detecting differences in the actual number of rotations of the engine from the number set up initially. They thus stabilize the speed of the vessel in constantly changing seas. During fuel injection adjustments, however, propeller rotations also change. Consequently, excessive amounts of fuel are supplied and used. In other words, conventional governors cause an effect similar to stepping too hard on the gas pedal of an automobile.

Features of New Governor Control Method

By slowing down the movements when they adjust fuel injection, the new governors control excessive fuel consumption, compared with conventional governors. Over the course of a year, fuel savings are 0.5% to 2%, compared with conventional governors. Moreover, the more rough the seas, the greater the fuel savings.

For the Future

The patent application has been filed, and the new governor control method will be implemented in NYK's seven 6,500-TEU container vessels and in two automobile carriers. NYK will further enhance the usability of the new governor control method by comparing the fuel savings among those nine ships, and by other means. From spring 2008, NYK will expand the number of vessels utilizing the new method.

Jw 1/9

*Governor

A device that adjusts the fuel injection volume in the main engine's cylinder. When there is fluctuation in the number of rotations of the main engine's propeller, due to ocean wave disturbance, for example, the device adjusts the volume of fuel injected to maintain consistent rotation of the propeller and therefore the ship's speed.

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 740 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 140 containerships, 270 bulk carriers, 50 wood-chip carriers, 110 car carriers, 25 reefer carriers, 70 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 51,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

December 10, 2007

NYK Starts Feeder Service to St. Petersburg

Nippon Yusen Kabushiki Kaisha (NYK; head office: Chiyoda-ku, Tokyo; president: Koji Miyahara) will start a new feeder service called BAX (Baltic Express Service) to connect Amsterdam (Netherlands), Hamburg (Germany), St. Petersburg (Russia), and Kotka (Finland) from December 12, 2007.

The new service will initially depart from Hamburg for the Baltic area, but from March 2008 it will also call at Amsterdam. The service will connect with the Grand Alliance's Asia-Europe liner services, which NYK operates, at Hamburg or Amsterdam.

This service enhances NYK's corporate strategy of providing a wider range of transportation networks for its customers. In recent years, the quantity of containers handled in this area has increased in step with Russian economic development. This new service will help NYK provide more stable transportation services in the region.

The BAX service will be implemented by slot charter using containerships operated by X-Press Container Line (UK) Ltd.

--- Overview ---

Ports of call: Amsterdam (Netherlands), Hamburg (Germany), St. Petersburg (Russia), and Kotka (Finland)

Service : Weekly, consisting of two container vessels operated by X-Press Container Line (UK) Ltd.

--- About NYK ---

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 740 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 140 containerships, 270 bulk carriers, 50 wood-chip carriers, 110 car carriers, 25 reefer carriers, 70 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal

2006 was $18 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses on nearly every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

December 11, 2007

Chilean Port Authority Commends NYK after Two Ocean Rescues

Nippon Yusen Kabushiki Kaisha (NYK; head office: Chiyoda-ku, Tokyo; president: Koji Miyahara) was officially commended by the Iquique Port Authority for lifesaving activities conducted by two NYK ships. The port authority expressed great appreciation to NYK and present the company with a commemorative plate.

The commendation followed events that took place last March and August. Crew members of an NYK car carrier, *Orion Diamond*, on March 12, 2007, rescued four Peruvian fishermen whose boat had been drifting for three days off the coast of northern Chile. The NYK carrier provided needed food and water, and its crew fixed the engine of the fishing boat. On August 5, 2007, crew members of the NYK container vessel *Jandavid S* rescued three Chilean fishermen who had also drifted for three days off the same coast.

NYK considers the safety of human life to be its primary responsibility and will continue to make every effort to have a positive impact on the society in which we inhabit.

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 740 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 140 containerships, 270 bulk carriers, 50 wood-chip carriers, 110 car carriers, 25 reefer carriers, 70 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

December 27, 2007

NYK Invests in Shanghai Port Container Terminals

NYK expects to be admitted as an investor in Phase 3B of Da Xiao Yang Shan Container Terminals[i], now being developed under the auspices of Shanghai International Port (Group) Co., Ltd (SIPG)[ii].

Koji Miyahara, president of NYK, visited Han Zhen, mayor of Shanghai, on December 24. At their meeting, Mayor Han stressed that Shanghai is aiming to become a key international shipping and logistics center and will aggressively develop its centralized shipping and air-cargo logistics facilities.

President Miyahara mentioned that NYK's container-handling volume in Shanghai has grown 50% over the last three years and that the company would continue to promote its business in Shanghai as a key strategic market.

NYK first started weekly container vessel service in Shanghai in 1994, then launched North American West Coast service operated as Grand Alliance in 1996. The company presently has 22 weekly services connecting Shanghai with various destinations around the world. Its handling volume in Shanghai this year is estimated at over 500,000 TEUs.

In addition to its investment in Phase 3B of the Da Xiao Yang Shan project, NYK has announced its investment in Phase 3 of Da Yao Wan Container Terminals in Dalian[iii]. The company's investments in these projects will strengthen its bases for container transportation and respond effectively to the growing needs for high-quality logistics solutions in Northern and Eastern China.

NYK has separately invested in China's RORO (roll on, roll off) terminal businesses in Shanghai, Dalian, and Tianjin[iv]. Future expansion of these RORO logistics facilities is on the agenda, responding to demand in the rapidly-growing markets of Shanghai and Tianjin.

With this series of investments in vessels, containers, and RORO terminals, NYK intends to bolster its position as a highly competitive "integrated logistics service provider."

Notes

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[i] A national project, according to the 10th five-year plan drawn up by the central government. It is located in the Da Xiao Yan Shan islands, 34 km southwest of the edge of Shanghai. The project will reportedly create 52 new container berths with a 25-million-TEU handling capacity by 2020, so that the total container-handling capacity will rise to 35 million TEUs.

[ii] Shanghai International Port (Group) Co., Ltd. (SIPG), was established in January 2003, separate from Shanghai Port Authority according to its charter.

[iii] A joint venture with Dalian Port Container Co., Ltd., and China Shipping Group. NYK has a 20% share. The joint venture is named Dalian International Container Terminal Co., Ltd., and will start operating in April 2008.

[iv] These are as follows. Shanghai Haitong International Automotive Terminal Co., Ltd., was established as a joint venture with SIPG and Shanghai Automotive Industry Corporation (Group) in November 2003. Dalian Automobile Terminal Co., Ltd., was set up as a joint venture with Dalian Port Corporation Limited (PDA) and COSCO Group in January 2004; it started operating in July 2006. Tianjin Port Ro-Ro Terminal Co., Ltd., was set up as a joint venture with Tianjin Port (Group) Co., Ltd., in November 2004; it began operations in May 2005.

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 740 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 140 containerships, 270 bulk carriers, 50 wood-chip carriers, 110 car carriers, 25 reefer

carriers, 70 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 51,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

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